UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended September 30, 2002


                                SCANA Corporation
-------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
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                    (Address of principal executive offices)


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                                Table of Contents

Item
 No.                Title                                              Page
------------------------------------------------------------------------------


  1      Organization Chart                                               2

  2      Issuances and Renewals of Securities and Capital Contributions   3

  3      Associate Transactions                                           3

  4      Summary of Aggregate Investment                                  4

  5      Other Investments                                                5

  6      Financial Statements and Exhibits                                6



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



ITEM 1 - ORGANIZATION CHART

                     Name               Energy                                             Percentage
                      of                   or           Date                State       of Voting
                  Reporting          Gas - related       of                   of        Securities         Nature of
                   Company              Company     Organization        Organization       Held            Business
                  -------              -------     ------------        ------------       ----            --------

SCANA Corporation (a)
   SCANA Resources, Inc.                Energy      September 8, 1987    South Carolina    100%    Renders energy management
                                                                                                   services
      *Solo Energy Corporation

   South Carolina Electric &
    Gas Company(b)
      SC Coaltech No. 1 LP              Energy      April 7, 2000        Delaware           40%    Production and sale of synthetic
                                                                                                   fuel
      Coaltech No. 1 LP                 Energy      March 7, 1997        Delaware           25%    Production and sale of synthetic
                                                                                                   fuel

   SCANA Energy Marketing, Inc.         Energy      June 30, 1987        South Carolina    100%     Markets electricity, natural gas
                                                                                                    and other light hydrocarbons

   ServiceCare, Inc.                    Energy      September 30, 1994   South Carolina    100%     Provides energy-related
                                                                                                    products and service contracts
                                                                                                    on home appliances

   Primesouth, Inc.                     Energy      August 25, 1986      South Carolina    100%     Engages in power plant
                                                                                                    management and maintenance
                                                                                                    services

   Public Service Company of
     North Carolina, Incorporated (b)
      Clean Energy Enterprises, Inc.    Energy      December 30, 1994    North Carolina    100%     Sells, installs and services
                                                                                                    compressed natural gas
                                                                                                    conversion equipment

      PSNC Blue Ridge Corporation       Energy      August 31, 1992      North Carolina    100%     Renders energy management
                                                                                                    services

   SCG Pipeline, Inc.                   Energy      April 10, 2001       South Carolina    100%     Transportation of natural gas

   Cogen South LLC                      Energy      June 1, 1996         Delaware           50%     Operates boilers and turbines
                                                                                                    at a cogeneration facility

       *Inactive
(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.




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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

   Company    Type of                                    Principal      Issue                Person to    Collateral  Consideration
   Issuing    Security                                   Amount of       or      Cost of   Whom Security  Given with     for Each
   Security    Issued    Security   Renewal   Capital    Was Issued   Security   Security
   --------   --------- ---------  -------    -------    -------     ----------   --------        --------

    None




Company Contributing Capital                      Company Receiving Capital       Amount of Capital Contribution

South Carolina Electric & Gas Company             SC Coaltech No. l LP                      $1,980,000
South Carolina Electric & Gas Company             Coaltech No. l LP                            $968,084

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company     Associate Company         Types of Services       Direct Costs     Indirect      Cost of  Total Amount
Rendering Services     Receiving Services             Rendered              Charged     Costs Charged   Capital     Billed
------------------     ------------------             --------              -------     -------------   -------     ------

SC  Coaltech No. 1 LP  South Carolina Electric     Synthetic Fuel Sales    $22,876,021           -            -    $22,876,021
                                                   & Gas Company
Coaltech No. 1 LP      South Carolina Electric     Synthetic Fuel Sales      $9,058,005          -            -     $9,058,005
                                                      & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
                                                                                       Direct      Indirect
           Associate Company            Reporting Company       Type of Services     Costs       Cost      Cost of   Total Amount
           Rendering Services           Receiving Services          Rendered         Charged     Charged   Capital      Billed
           ------------------           ------------------          --------         -------     --------   -------      ------

South Carolina Electric & Gas Company   SC Coaltech No.1 LP        Coal Sales        $23,459,874     -         -     $23,459,874
South Carolina Electric & Gas Company   SC Coaltech No.1 LP       Fuel Handling         $739,083     -         -        $739,083
South Carolina Electric & Gas Company   SC Coaltech No.1 LP   Construction Addition     $138,192     -         -        $138,192
South Carolina Electric & Gas Company   Coaltech No. 1 LP          Coal Sales         $9,252,512     -         -      $9,252,512
South Carolina Electric & Gas Company   Coaltech No. 1 LP        Fuel Handling           $41,604     -         -         $41,604
South Carolina Pipeline Corporation     SCG Pipeline, Inc.     Preliminary Survey
                                                               and Investigation      $3,777,524     -         -      $3,744,494 (1)

(1) Costs of $33,030 have been incurred by South Carolina Pipeline Corporation for services rendered to SCG Pipeline, Inc. but have not yet been billed to SCG
Pipeline, Inc.


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

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                             (Dollars in Thousands)

Investments in energy-related companies:

         Total consolidated capitalization as of September 30, 2002      $5,818,028 (A)                            Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)
                                                                                          872,704                  Line 2
         Greater of $50 million or line 2
                                                                                         $872,704                  Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                                -
             Energy-related business category 2                                                -
             Energy-related business category 3                                                -
             Energy-related business category 4                                                -
             Energy-related business category 5                                                -
             Energy-related business category 6 (B)                                        2,323
             Energy-related business category 7                                                -
             Energy-related business category 8                                                -
             Energy-related business category 9 (C)                                            1
             Energy-related business category 10                                               -
                 Total current aggregate investment
                                                                                          $2,324                    Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                                  $870,380      Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                                                 -
         Gas-related business category 2                                                                 -
                 Total current aggregate investment                                                                 -
                                                                                                        ----------------

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.










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
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ITEM 5 - OTHER INVESTMENTS
                             (Dollars in Thousands)

           Major line of energy-    Other investment in  Other investment in     Reason for difference
             related business        last U-9C-3 report  this U-9C-3 report       in Other Investment
             ----------------        ------------------  ------------------       -------------------

Energy-related business category 1
   SCANA Resources, Inc.                   ($7,843)            ($7,843)
   PSNC Blue Ridge Corporation              $2,490              $1,883        Other comprehensive income (loss)
                                                                                  from derivatives.

Energy-related business category 3
   Clean Energy Enterprises, Inc.           $7,071              $7,071

Energy-related business category 4
   ServiceCare, Inc.                       ($5,345)             (6,345)       Dividend of subsidiary offset by
                                                                                  income tax benefit allocation.

Energy-related business category 5                                            Other comprehensive income (loss)
   SCANA Energy Marketing, Inc.          ($41,723)            ($40,647)           from derivatives and an
                                                                              income
                                                                                  tax benefit allocation offset
                                                                              by
                                                                                  dividend of subsidiary.

Energy-related business category 6
   Cogen South LLC                        $11,610                 $11,610

Energy-related business category 7
   Primesouth, Inc.                        ($4,448)               ($4,289)       Income tax benefit allocation.



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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit   A-1   SC Coaltech No. 1 LP Balance Sheet as of September 30, 2002 -
                filed under confidential treatment pursuant to Rule 104(b)
Exhibit   A-2   SC  Coaltech No. 1 LP Income Statement for the Periods ended
                September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   B-1   SCANA Resources, Inc. Balance Sheet as of September 30, 2002-
                filed under confidential treatment pursuant to Rule 104(b)
Exhibit   B-2   SCANA Resources, Inc. Income Statement for the Periods ended
                September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   C-1   SCANA Energy Marketing, Inc. Balance Sheet as of September 30,
                2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
                ended June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   D-1   ServiceCare, Inc. Balance Sheet as of September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   D-2   ServiceCare, Inc. Income Statement for the Periods ended
                September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   E-1   Primesouth, Inc. Balance Sheet as of September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   E-2   Primesouth, Inc. Income Statement for the Periods ended
                September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   F-1   Clean Energy Enterprises, Inc. Balance Sheet as of September 30,
                2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
                ended June 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   G-1   PSNC Blue Ridge Corporation Balance Sheet as of September 30,
                2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit         G-2 PSNC Blue Ridge Corporation Income Statement for the
                Periods ended September 30, 2002-filed under confidential
                treatment pursuant to Rule 104(b)
Exhibit   H-1   SCG Pipeline, Inc. Balance Sheet as of September 30, 2002-
                filed under confidential treatment pursuant to Rule 104(b)
Exhibit   H-2   SCG Pipeline, Inc. Income Statement for the Periods ended
                September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   I-1   Coaltech No. 1 LP Balance Sheet as of September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   I-2   Coaltech No. 1 LP Income Statement for the Periods ended
                September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   J-1   Cogen  South LLC Balance Sheet as of September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit         J-2 Cogen South LLC Income Statement for the Periods ended
                September 30, 2002-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit   K       Certificate of SCANA Corporation












                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 21st day of November 2002.



                                     SCANA Corporation
                                Registered holding company





                         By:  s/James E. Swan, IV
                              ---------------------------------------
                              James E. Swan, IV
                                       (Name)
                              Controller
                                       (Title)
                              November 21, 2002
                                        (Date)












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                                                                   Exhibit K



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended June 30, 2002, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





November 21, 2002                 By: s/James E. Swan, IV
                                     --------------------------------------
                                      James E. Swan, IV
                                      Controller
                                      (principal accounting officer)